Exhibit 99.2

ELECTIONS MUST BE INDICATED
(X) IN BLACK OR BLUE INK

TORO CORP. DIVIDEND ELECTION FORM

TORO CORP.
Dividend Payable June 5, 2026

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF CASH, NO ACTION IS REQUIRED.
IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF COMMON SHARES, PLEASE COMPLETE, SIGN, DATE, AND DELIVER THIS ELECTION FORM TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC IN THE ENCLOSED ENVELOPE PRIOR TO 5:00 PM, EASTERN TIME, ON FRIDAY, MAY 22, 2026.

Please read the accompanying information letter dated May 5, 2026.

All common shares of Toro Corp. will be issued only in book-entry form. If Broadridge Corporate Issuer Solutions, LLC does not receive your properly completed election form prior to 5:00 p.m., Eastern Time, on May 22, 2026, we will pay your dividend in the form of cash. As an alternative to paying the dividend in the form of cash or common shares pursuant to your election, we reserve the right to determine, at any time up to midnight on June 4, 2026, to pay the dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice.

The election below is made in accordance with the information letter dated May 5, 2026.

If you have any questions regarding the Dividend Election Form or the election deadline, please feel free to call Broadridge Corporate Issuer Solutions, LLC, our election agent for the election, at (888) 789-8409. If your shares are held through a bank, broker or nominee and you have questions regarding the dividend election, please contact such bank, broker or nominee, who will also be responsible for distributing to you the Dividend Election Form and submitting the Dividend Election Form on your behalf.

IF YOU WISH TO MAKE AN ELECTION TO RECEIVE THE DIVIDEND IN THE FORM OF SHARES, PLEASE COMPLETE THE DIVIDEND ELECTION
FORM AND RETURN IN THE ENCLOSED REPLY ENVELOPE.

TORO CORP.

COMMON SHARES ELECTION

I ELECT TO RECEIVE THE DIVIDEND ALL IN COMMON SHARES (PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE).

NOTE: In case you wish to receive the dividend in cash, you should not fill in this form, and no further action is required.

Shareholder(s) sign here	Date
IMPORTANT: Please sign this election form exactly as your name(s) appear(s) herein. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
1 1 1 U E F

INSTRUCTIONS FOR ELECTION FORM

Toro Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands  (“Toro”) has declared a dividend (the “Dividend”) on its common shares (“common shares”) of $0.90 per share, payable to its shareholders of record at the close of business on May 4, 2026. The Dividend is expected to be paid on
June 5, 2026.

For shareholders that wish to receive the dividend all in cash, no further action is required.  Alternatively, each shareholder of record may elect to receive the Dividend in common shares.

As an alternative to paying the Dividend in the form of cash or common shares pursuant to shareholder election, we reserve the right to determine, in our sole discretion, at any time up to midnight on June 4, 2026, to pay the Dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice.

Our common shares are listed on the Nasdaq Stock Market under the symbol “TORO.” The market value per share of our common shares for purposes of determining the number of whole shares to be issued to shareholders who elect to receive payment of the Dividend in the form of common shares will be $3.8821, which was the twenty-day volume weighted average of the trading prices of our common shares on the Nasdaq Stock Market through April 21, 2026. Any fractional share entitlement will be paid in cash.

If you want to elect payment in common shares, complete and sign this election form and deliver it to Broadridge Corporate Issuer Solutions, LLC, the election agent, prior to 5:00 P.M., Eastern time, on May 22, 2026.

Please only check the box if you elect to receive the Dividend in common shares for all of the common shares that you owned at the close of business on May 4, 2026.

If you do not timely return a properly completed election form, we will pay your dividend in the form of cash. If you have any questions regarding the election form or the election deadline, please feel free to call Broadridge Corporate Issuer Solutions, LLC, our Election Agent for the election, at (888) 789-8409. If your shares are held through a bank, broker or nominee, and you have questions regarding the dividend election, please contact such bank, broker or nominee, who will also be responsible for distributing to you the election form and submitting the election form on your behalf.

TORO CORP.

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF CASH, NO ACTION IS REQUIRED.

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF COMMON SHARES, PLEASE COMPLETE AND RETURN YOUR DIVIDEND ELECTION FORM NO LATER THAN 5:00 P.M., EASTERN TIME, ON FRIDAY, MAY 22, 2026.